UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

REITless Impact Income Strategies LLC

(Exact name of registrant as specified in its charter)

Delaware	27-4286597
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

623 E Fort Union Blvd., Suite 101

Salt Lake City, Utah

(Mailing Address of principal executive offices)

(415) 315-9916

Issuer’s telephone number, including area code

In this report, the terms “REITless Impact Income Strategies, “the “company,” “we,” “us” or “our” refer to REITless Impact Income Strategies LLC unless the context indicates otherwise.

We make statements in this report that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this report or in the information incorporated by reference into this report.

The forward-looking statements included in this report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our securities offering;
•	our ability to identify investments that meet the social impact criteria established by the company;
•	our ability to attract and retain members to our online platform; risks associated with breaches of our data security;
•	changes in economic conditions generally and the real estate and securities markets specifically;
•	expected rates of return provided to investors;
•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;
•	our ability to retain and hire competent employees and appropriately staff our operations;
•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and Securities and Exchange Commission (“SEC”) guidance related to Regulation A or the JOBS Act);
•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;
•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;
•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous securities offering and the consequential risk that we may not have the resources to satisfy redemption requests;
•	our failure to maintain our status as a REIT;
•	our ability to avail ourselves of certain regulatory exemptions and safe harbors;
•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “Investment Company Act”) and other laws; and
•	changes to generally accepted accounting principles, or “GAAP”.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this report. All forward-looking statements are made as of the date of this report and the risk that actual results will differ materially from the expectations expressed in this report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this report will be achieved.

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2019.

Overview

REITless Impact Income Strategies LLC is a Delaware limited liability company formed on March 6, 2018 to acquire and manage a diversified portfolio of single-family, multi-family, and other commercial real estate loans, commercial real estate-related debt securities and other real estate-related investments. We intend to acquire senior and subordinate mortgage, mezzanine, bridge and other commercial real estate loans, and to invest in commercial real estate-related debt securities primarily originated by the company, our Sponsor or its affiliates. In addition, we may acquire debt or preferred equity securities of public or private real estate investment trusts (“REITs”) that in the opinion of the Manager, meet our investment objectives.

We are externally managed by North Capital, Inc. (the “Manager”), an SEC-registered investment advisor and an affiliate of North Capital Investment Technology, Inc. (“NCIT” or the “Sponsor”). NCIT owns and operates an online investment platform www.reitless.com (the “REITless Platform”) that allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the REITless Platform, investors can browse real estate debt investments, view details of an investment, execute legal documents, and arrange for payments online.

We plan to diversify our portfolio by investment type, investment size and investment risk with the goal of constructing a portfolio of real estate debt assets that provides stable, attractive returns to our investors. We may make our investments through direct loan origination, the acquisition of individual loan or securities assets or by acquiring portfolios of assets, securities of other REITs or companies with investment objectives similar to ours. As of the date of this report, we have not commenced operations nor have we identified any specific investments in which there is a reasonable probability that we will invest.

The Manager is responsible for managing our day-to-day operations and our portfolio of commercial real estate loans, commercial real estate and other real estate-related assets. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitation in our operating agreement and the direction and oversight of the Manager’s research committee. The Manager, the Sponsor, and/or other affiliates of our Sponsor will provide marketing, investor relations and other administrative services on our behalf.

We intend to make an election to be taxed as a REIT under the Code, commencing with our taxable year ending December 31, 2020. If we qualify as a REIT for U.S. federal income tax purposes, we generally will not be subject to U.S. federal income tax to the extent we distribute qualifying dividends to our shareholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we will be organized and will be able to operate in a manner that will allow us to qualify for treatment as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2020, and we intend to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter.

On November 2, 2018, our “best efforts” offering under Regulation A of common shares, which represent limited liability company interests in our company (the “Offering”) was qualified by the SEC. We are seeking to raise up to $50,000,000 in the Offering. The minimum offering amount we are seeking to raise through the Offering is $500,000, not including the $501,000 received from our Sponsor and its officers and directors in separate private placements. Funds from existing investor subscriptions are being held in escrow with an escrow agent until such time as the minimum offering amount is satisfied. In the event we have not raised the minimum offering amount by November 2, 2019, any money tendered by potential investors will be promptly returned by the escrow agent. The company may undertake one or more closings on a rolling basis once the minimum offering amount is sold. After each closing, funds tendered by investors will be available to the company. During the six months ended June 30, 2019, we completed a private placement under Regulation D in which our Sponsor and its officers and directors invested $500,000. As of the date of this report the company has not yet met the minimum offering amount in the Offering and therefore has not commenced principal operations.

3

Results of Operations

Six Months ended June 30, 2019

As of the date of this report, we have not yet begun operations other than those associated with general start-up and organizational matters. As of the date of this report, we have no revenues. For the six months ended June 30, 2019, we had a net loss of $4,618. Since we have not yet begun principal operations, our net loss was primarily the result of general and administrative expenses we paid. During the period from our inception on March 6, 2018 until June 30, 2018, we had no operational activity.

Liquidity and Capital Resources

At June 30, 2019, we had $500,883 in cash and cash equivalents. We are dependent upon the net proceeds from the Offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of the Offering and the private placement and any future offerings we may conduct, from secured or unsecured financing obtained from banks or other lenders, and from any undistributed funds from our operations

We will not commence operations unless we raise a minimum of $500,000 in gross Offering proceeds, in addition to the $501,000 invested by our Sponsor and its affiliates in a private placement. If we raise substantially less than $50,000,000 in gross offering proceeds, we will make fewer investments, resulting in less diversification in terms of the type, number and size of investments we make, and the value of an investment in our equity will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses related to operating as a publicly-offered REIT, regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

At June 30, 2019, our liabilities included $93,417 due to related parties, which represents organization and offering expenses paid by the Manager on our behalf. After we raise $500,000 in the Offering and have begun our operations, we will start to reimburse the Manager, without interest, for these organization and offering expenses. We otherwise have no outstanding third-party debt and we have received no commitment from any lender to provide us with financing. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 0% and 75% of the fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion, with approval of the research committee, in light of then-prevailing economic conditions, the relative cost of debt and equity capital, the market values of our assets, general conditions in the market for debt and equity securities, the company’s growth and acquisition opportunities, or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 75% of the fair market value of the cost of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the Manager’s research committee.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to the Manager. During our organization and offering stage, these payments will include reimbursements of certain organization and offering expenses advanced by the Manager on behalf of the company. During our acquisition and development stage, we expect to make payments to the Manager in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by the Manager in providing services to us. As of June 30, 2019, advances from related parties related to our organization and the Offering totaled $93,417.

We intend to elect to be taxed as a REIT and to operate as a REIT commencing with our taxable year ending December 31, 2020. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Manager may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as the Manager deems appropriate. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on weekly record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level, and we do not expect to establish a minimum distribution level until after the company commences operations.

4

Market Outlook — Real Estate Capital Markets

We are encouraged by the improvements in commercial real estate capital and credit markets, as well as the positive macroeconomic factors supporting the commercial real estate industry. As we look ahead over the next five years, we believe improving economic fundamentals, higher transaction volume, and a healthier commercial real estate lending market will bolster core United States metro markets. We also expect a continuation of the trend of high foreign direct investment in United States markets generally and real estate assets specifically.

If the markets for risk assets continue to strengthen, the competition for yield will become increasingly competitive. We believe the Sponsor’s network of commercial real estate platform partners, together with its own experience in real estate transactions, provides us with a competitive advantage in identifying and originating attractive lending opportunities across commercial sub-markets during this period of heightened competition.

On the other hand, risks related to rising interest rates and regulatory uncertainty could adversely affect our ability to originate new loans or adversely impact the values of our existing investment portfolio. In the event that real estate market fundamentals deteriorate, the collateral security backing our investments may be impaired as a result of lower rental rates, reduced occupancy levels, and/or declining collateral values. Furthermore, such an adverse market environment could materially impact the cost and availability of long-term credit, hampering the ability of our borrowers to initiate and complete the types of development and redevelopment projects that create original demand for the loans that the company intends to offer. Similarly, a decline in real estate values reflecting an imbalance in supply and demand could lead to a reduction in marginal development and redevelopment efforts, reducing demand for the type of loans made by the company.

The company expects the average duration of its loan portfolio to be less than two years at the time of origination, and less than 18 months once the company’s portfolio has become fully aged. The nature of development and redevelopment lending is such that borrowers tend to be less sensitive to the rate level than to loan terms: leverage ratio, duration, prepayment terms. As a result, the company will generally take the opportunity to trade higher yield for greater duration risk (loans that are prepayable or extendable at the borrower’s option). The flexibility offered by the company to its borrowers creates the economic risk that loans will be extended, and the duration of the portfolio will become longer, during periods of rising interest rates, and the duration of the portfolio will become shorter during periods of falling interest rates. But the company believes that the duration of the portfolio will be less correlated with interest rates than with real estate market macro conditions. For example, during strong market conditions, where demand is strong and transaction volume is high, there is an incentive for borrowers to finish projects more quickly and loan prepayments are likely to rise. Conversely, during a period of market softening fundamentals, borrowers may have difficulty meeting their project timelines and selling completed projects, which could lead borrowers to keep loans outstanding until their full maturity dates or to seek loan extensions. The company expects these real estate macroeconomic factors, much more than the general level of interest rates, to affect portfolio duration.

Over the near term, we are optimistic about the opportunity to originate loans that offer attractive target risk-adjusted returns, but we recognize that markets can change abruptly and disruptions may occur at any time. By making loans of relatively short duration, and creating an underwriting margin of safety, we believe we will remain well positioned to weather routine market corrections.

Item 2. Other Information

The company is restating its financial statements as of and for the period ended December 31, 2018 to correct errors identified by management during 2019. As discussed in Note 2 to the financial statements included in Item 3 of this report, these errors resulted in the net understatement of assets as of December 31, 2018, net understatement of liabilities as of December 31, 2018, and net overstatement of expenses for the period ended December 31, 2018.

In connection with the resignation of the independent accounting firm that prepared the audit for the company’s financial statements as of and for the period ended December 31, 2018, the company has engaged a new independent accounting firm, which audited the financial statements as of and for the six months ended June 30, 2019. The company does not anticipate providing audited financial statements for interim periods in the future.

5

Item 3. Financial Statements

REITless Impact Income Strategies LLC

A Delaware Limited Liability Company

Financial Statements and Independent Auditor’s Report

June 30, 2019 and December 31, 2018

6

REITLESS IMPACT INCOME STRATEGIES LLC

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR’S REPORTS	8-10

FINANCIAL STATEMENTS AS OF JUNE 30, 2019 AND DECEMBER 31, 2018, FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019, AND FOR THE PERIOD FROM MARCH 6, 2018 (INCEPTION) TO DECEMBER 31, 2018:

Balance Sheets	11

Statements of Operations	12

Statements of Changes in Members’ Equity	13

Statements of Cash Flows	14

Notes to Financial Statements	15–21

7

To the Managing Member of

REITless Impact Income Strategies LLC

Salt Lake City, Utah

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of REITless Impact Income Strategies LLC (the “Company”), which comprise the balance sheet as of June 30, 2019, and the related statements of operations, changes in members’ equity, and cash flows for the six-month period ended June 30, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of REITless Impact Income Strategies LLC as of June 30, 2019 and the results of its operations and its cash flows for the six-month period ended June 30, 2019, in accordance with accounting principles generally accepted in the United States of America.

/s/ Artesian CPA, LLC

Denver, Colorado

September 30, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

8

Independent Auditor’s Report

To Management

REITless Impact income Strategies, LLC

Midvale, UT

We have audited the accompanying balance sheet of REITless Impact Income Strategies, LLC as of December 31, 2018, and the related statements of income, retained earnings, and cash flows for the interim period then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

9

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of REITless Impact Income Strategies LLC, and the results of its operations and its cash flows for the interim period then ended in accordance with accounting principles generally accepted in the United States of America.

Correction of Errors

The previously issued financial statements as of December 31, 2018 and for the period then ended have been restated for the correction of errors. As discussed in Note 2 to the financial statements, certain errors resulting in the net understatement of assets as of December 31, 2018, net understatement of liabilities as of December 31, 2018, and net overstatement of expenses for the period ended December 31, 2018 were discovered by management of the Company during the current year.  Accordingly, the amounts reported have been restated in the financial statements now presented to correct the errors.  Our opinion is not modified with respect to that matter.

Jason M. Tyra, CPA, PLLC

Dallas, TX

April 26, 2019, except as to Note 2, which is as of September 30, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

10

REITLESS IMPACT INCOME STRATEGIES LLC

BALANCE SHEETS

As of June 30, 2019 and December 31, 2018

	June 30, 2019	December 31, 2018
ASSETS
Current Assets:
Cash and cash equivalents	$500,883	$-
Stock subscription receivable	-	1,000
Deferred offering costs	94,159	62,724
Total Current Assets	595,042	63,724

TOTAL ASSETS	$595,042	$63,724

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$5,243	$-
Due to related parties	93,417	62,724
Total Current Liabilities	98,660	62,724

Total Liabilities	98,660	62,724

Members' Equity (50,100 and 100 common shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively):	496,382	1,000

TOTAL LIABILITIES AND MEMBERS' EQUITY	$595,042	$63,724

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

11

REITLESS IMPACT INCOME STRATEGIES LLC

STATEMENTS OF OPERATIONS

For the six-month period ended June 30, 2019 and for the period from March 6, 2018 (inception) to December 31, 2018

	Six-month period ended June 30, 2019	Period ended December 31, 2018
Net revenues	$-	$-
Cost of net revenues	-	-
Gross profit	-	-

Operating Expenses:
General and administrative	4,676	-
Total Operating Expenses	4,676	-

Loss from operations	(4,676)	-

Other Income/(Expense):
Interest income	58	-
Total Other Income/(Expense)	58	-

Net Loss	$(4,618)	$-

Weighted-average common shares outstanding:
-Basic and Diluted	19,990	22
Net loss per common shares:
-Basic and Diluted	$(0.23)	N/A

Comparative June 30, 2018 figures have not been presented as there was no activity through such date.

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

12

REITLESS IMPACT INCOME STRATEGIES LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

For the six-month period ended June 30, 2019 and for the period from March 6, 2018 (inception) to December 31, 2018

	Common Shares
	Number of Shares	Contributed Capital	Accumulated Deficit	Total Members' Equity
Balance at March 6, 2018 (inception)	-	$-	$-	$-
Issuance of common shares	100	1,000	-	1,000
Net loss	-	-	-	-
Balance at December 31, 2018	100	1,000	-	1,000
Issuance of common shares	50,000	500,000	-	500,000
Net loss	-	-	(4,618)	(4,618)
Balance at June 30, 2019	50,100	$501,000	$(4,618)	$496,382

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

13

REITLESS IMPACT INCOME STRATEGIES LLC

STATEMENTS OF CASH FLOWS

For the six-month period ended June 30, 2019 and for the period from March 6, 2018 (inception) to December 31, 2018

	Six-month period ended June 30, 2019	Period ended December 31, 2018
Cash Flows From Operating Activities
Net Loss	$(4,618)	$-
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in operating assets and liabilities:
Increase in accounts payable	5,243	-
Net Cash Provided by Operating Activities	625	-

Cash Flows From Financing Activities
Offering costs	(31,435)	(62,724)
Proceeds from related party	30,693	62,724
Proceeds from issuance of stock	501,000	-
Net Cash Provided By Financing Activities	500,258	-

Net Change In Cash	500,883	-

Cash at Beginning of Period	-	-
Cash at End of Period	$500,883	$-

Cash Flows From Financing Activities
Cash paid for interest expense	$-	$-
Cash paid for income tax	$-	$-

Comparative June 30, 2018 figures have not been presented as there was no activity through such date.

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

14

REITLESS IMPACT INCOME STRATEGIES LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018, for the six-month period ended June 30, 2019, and for the period from March 6, 2018 (inception) to December 31, 2018

NOTE 1: NATURE OF OPERATIONS

REITless Impact Income Strategies LLC (the “Company”), is a limited liability company organized March 6, 2018 under the laws of Delaware. The Company intends to invest in real estate, loans, and loan participations, earning a return for its members through the collection of rents and the realization of capital gains on sales of its holdings.

The Company is managed by North Capital, Inc. (the “Manager”), an SEC-Registered Investment Advisor and an affiliate of North Capital Investment Technology Inc. (“NCIT” or the “Sponsor”). North Capital, Inc. has exclusive control over all aspects of the Company’s business in its role as Manager. The majority shareholder is a registered principal with North Capital Private Securities Corp. (“NCPS”).

As of June 30, 2019, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations for capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2019, the Company’s cash balances exceeded FDIC insured limits by $250,883. For the period ended December 31, 2018, all of its expenditures have been paid directly by a related party.

See Independent Auditor’s Report

15

REITLESS IMPACT INCOME STRATEGIES LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018, for the six-month period ended June 30, 2019, and for the period from March 6, 2018 (inception) to December 31, 2018

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of June 30, 2019 or December 31, 2018.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - "Expenses of Offering". Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company intends to commence during 2019 under Regulation A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to members’ equity upon the completion of the offering or to expense if the offering is not completed. Deferred offering costs of $94,159 and $62,724 are capitalized to the balance sheet as of June 30, 2019 and December 31, 2018, respectively.

See Independent Auditor’s Report

16

REITLESS IMPACT INCOME STRATEGIES LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018, for the six-month period ended June 30, 2019, and for the period from March 6, 2018 (inception) to December 31, 2018

Income Taxes

The Company is a Delaware limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns. The Company is evaluating whether it will make the REIT election in 2020.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Common Share

Net earnings or loss per common share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding common shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per common share.  Diluted net earnings or loss per common share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive items are excluded from the computation of the diluted net earnings or loss per common share if their inclusion would be anti-dilutive. As no potentially dilutive items exist as of June 30, 2019 or December 31, 2018, basic and diluted net loss per common share are the same.

Restatement of Previously Issued Financial Statements

The Company is restating its financial statements as of and for the period ended December 31, 2018 to correct errors identified by management during the current year. Various invoices totaling $47,480, which were recorded to operating expenses in the statement of operations for the period ended December 31, 2018 were related to a securities offering and therefore have been adjusted to capitalize to the balance sheet as of December 31, 2018. Additional costs of $15,244 of the same nature were incurred during the period ended December 31, 2018 but not recorded to the 2018 financial statements, and were therefore adjusted to accrue as liabilities and capitalize to deferred offering costs on the December 31, 2018 balance sheet. An additional immaterial correction to accrue a 2018 stock subscription receivable was also adjusted to the 2018 financial statements.

See Independent Auditor’s Report

17

REITLESS IMPACT INCOME STRATEGIES LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018, for the six-month period ended June 30, 2019, and for the period from March 6, 2018 (inception) to December 31, 2018

The impact of the restatement and other corrections on the balance sheet, statement of operations, statement of cash flows, and statement of changes in member’s equity as of December 31, 2018 and for the period then ended are as follows:

	As Previously Reported	Adjustments	As Restated
ASSETS
Current Assets:
Stock subscription receivable	-	1,000	1,000
Deferred offering costs	-	62,724	62,724
Total Current Assets	-	63,724	63,724

TOTAL ASSETS	$-	$63,724	$63,724

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$47,480	$(47,480)	$-
Due to related parties	-	62,724	62,724
Total Current Liabilities	47,480	15,244	62,724

Total Liabilities	47,480	15,244	62,724

Retained earnings	(47,480)	47,480	-
Members' Equity (50,100 and 100 common shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively):	-	1,000	1,000

TOTAL LIABILITIES AND MEMBERS' EQUITY	$-	$63,724	$63,724

See Independent Auditor’s Report

18

REITLESS IMPACT INCOME STRATEGIES LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018, for the six-month period ended June 30, 2019, and for the period from March 6, 2018 (inception) to December 31, 2018

	As Previously Reported	Adjustments	As Restated
Operating Expenses:
Legal and Professional Services	47,480	(47,480)	-
Total Operating Expenses	47,480	(47,480)	-

Loss from operations	(47,480)	47,480	-

Net Loss	$(47,480)	$47,480	$-

	Total Members' Equity
	As Previously Reported	Adjustments	As Restated
Balance at March 6, 2018 (inception)	$-	$-	$-
Issuance of common shares	-	1,000	1,000
Net loss	(47,480)	47,480	-
Balance at December 31, 2018	(47,480)	48,480	1,000

	As Previously Reported	Adjustments	As Restated
Cash Flows From Operating Activities
Net Loss	$(47,480)	$47,480	$-
Adjustments to reconcile net loss to net cash provided by operating activities:
Changes in operating assets and liabilities:
Change in accounts payable	47,480	(47,480)	-
Net Cash Provided by Operating Activities	-	-	-

Cash Flows From Financing Activities
Offering costs	-	(62,724)	(62,724)
Proceeds from related party	-	62,724	62,724
Net Cash Provided By Financing Activities	-	-	-

See Independent Auditor’s Report

19

REITLESS IMPACT INCOME STRATEGIES LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018, for the six-month period ended June 30, 2019, and for the period from March 6, 2018 (inception) to December 31, 2018

NOTE 3: MEMBERS’ EQUITY

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. The Company’s Manager has rights to establish additional series of its shares with differing rights and privileges. Holders of common shares are entitled to 1 vote per share on matters put to a shareholder vote at the sole discretion of the Company’s Manager.

Members’ capital contributions totaled $500,000 and $1,000 for the periods ended June 30, 2019 and December 31, 2018, respectively. Members’ equity as of June 30, 2019 and December 31, 2018 totaled $496,382 and $1,000, respectively. For the period ended June 30, 2019 the Company issued 50,000 common shares at $10.00 per share, resulting in a capital contribution of $500,000. For the period ended December 31, 2018, the Company issued 100 common shares at $10 per share, resulting in a capital contribution of $1,000.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 4: RELATED PARTY TRANSACTIONS

Expenses since inception have been paid by the Manager of the Company, North Capital, Inc., and its affiliates NCIT and NCPS (all related parties) on the Company’s behalf. Per the Company’s operating agreement, the Company will reimburse the Manager and its affiliates, without interest, for expenses they incur in connection with the formation of the Company. Amounts due to the related parties were $93,417 and $62,724 as of June 30, 2019 and December 31, 2018, respectively.

On November 2, 2018, the Company entered into an operating services agreement with North Capital Inc., the Manager of the Company. Under the agreement, the Manager is entitled to an annual asset management fee of 1.00%, paid quarterly, which is based on the Company’s net proceeds from the initial offering as of the end of each quarter, and thereafter will be based on the Company’s NAV at the end of each prior quarter as calculated pursuant to the agreement.

The Manager will also receive a special servicing fee equal to an annualized rate of 1.00% of the original value of a non-performing asset, payable quarterly in arears. Whether an asset is deemed to be non-performing is in the sole discretion of the Manager.

The Manager is also entitled to acquisition and origination fees paid by a borrower of up to 5.00% of the amount funded by the Sponsor or affiliates of the Sponsor to acquire or originate loans or other real estate related assets, excluding any acquisition and origination expenses and any debt attributable to any such investments.

The Company is also required to reimburse the Manager for all costs and expenses incurred solely on behalf of the Company including fees paid to and expenses of third-party service providers, other than those expenses that are specifically the responsibility of the Manager pursuant to the agreement.

See Independent Auditor’s Report

20

REITLESS IMPACT INCOME STRATEGIES LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019 and December 31, 2018, for the six-month period ended June 30, 2019, and for the period from March 6, 2018 (inception) to December 31, 2018

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 30, 2019, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

See Independent Auditor’s Report

21

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the company’s DOS/A filed as Exhibit 15.2 of Form 1-A (Commission File No. 024-10891))
2.2	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as exhibit 2.2 to the company’s Annual report on Form 1-K for the year ended December 31, 2018)
4	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4 of Form 1-A (Commission File No. 024-10891))
8	Escrow Agreement (incorporated by reference to the copy thereof submitted as Exhibit 8 of Form 1-A (Commission File No. 024-10891))

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the Salt Lake City, Utah, on September 30, 2019.

REITLESS IMPACT INCOME STRATEGIES LLC

By North Capital, Inc., its manager

BY /s/ James P. Dowd
Name: James P. Dowd
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ James P. Dowd	Date: September 30, 2019
James P. Dowd
Chief Executive Officer, North Capital, Inc.
(Principal Executive Officer)

/s/ Stephanie Holt	Date: September 30, 2019
Stephanie Holt
Chief Financial Officer, North Capital, Inc.
(Principal Financial Officer; Principal Accounting Officer)

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